Wound Management Technologies, Inc.
777 Main Street Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone     888-746-7566 Fax

August 27, 2010

Kevin L. Vaughn, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3030
Sent via fax to 703-813-6985

Re: SEC comment letter dated July 30, 2010 on
Wound Management Technologies, Inc.
Form 10-K for the year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 0-11808

Dear Mr. Vaughn:

In reference to your letter of July 30, 2010 we respectively submit the following responses to your comments:

Form 10-K for the year ended December 31, 2009

Note 6 – Asset and Business Acquisitions, page F-9

1.
Please refer to prior comment 10.  We note that in determining the fair value of your transaction with BioPharma you applied a discount of 50% and 15% to account for the restrictions under Rule 144 and the block discount, respectively.  Given the significance of these discounts, please clearly explain how they were determined and specifically explain to us where such discounts are contemplated under GAAP.  Specifically, explain how the recorded amounts represent fair value as defined in Topic 820 of the FASB Accounting Standards Codification.

To further define our accounting treatment for this transaction, we would add to future filings a discussion to the MD&A and footnotes regarding our accounting policy for fair value measurement. Furthermore, specifically related to the BioPharma acquisition, in future filings we would add disclosure explaining how the recorded amount represents the fair value of the asset as defined by Topic 820 of the FASB Accounting Standards Codification.

Based on the guidance from Topic 820 in determining the fair value for the intangible asset acquired with the BioPharma transaction, we used the results of multiple valuation techniques in our measurement process.  Using sales estimates (as further discussed comment 2 below) as a base value, we looked at market data on the shares being issued as consideration in the purchase, by analyzing our stock price history for the first nine months prior to the stock issuance in September 2009.  We noted that there was an active market for the stock but, with the exception of four (4) days of trading, the volume of stock traded was under 10,000 shares and the average volume traded was under 2,000 shares. The four days of trading that exceeded 10,000 shares averaged 22,000 shares (largest day of trading was 28,000 shares).  On each of the four days with trading over 10,000 shares, the stock price fell an average of 4% and the 28,000 share trade day caused a 9% drop.   The impact of trading 4,500,000 shares considering this market history indicated a 60% discount from market would provide a more reasonable value of the consideration given in the transaction.

In addition, this value was consistent with the purchase price discussed between the parties while negotiating the terms of the transaction. A separate large issuance of stock for the purchase of a patent was made at a similar time period and the valuation placed on that asset was also consistent with this transaction.  Our overall measurement approach was to consider all available data to develop assumptions consistent with what participants in the market were indicating by trading the stock.  While GAAP does not specifically allow blockage discounts for direct Level 1 valuations, it is used as consideration in level 2 valuations where multiple methods are used and has applicability to companies with low trading volumes and market capitalization.

2.
As a related matter, we note from your response to prior comment 10, that to determine the reasonableness of your stock value you also considered your estimated sales projections.  Please explain to us how you determined your estimated sales projections and provide us details regarding your valuation methodology and significant assumptions.

The significant inputs for the projected cash flow provided from future sales were developed using first year sales of $500,000 as per the distribution agreement adjusted by the following assumptions (i) 65% gross margin rate (ii) net present value rate of 7% (iii) 10 year sales period with three specific sales growth scenarios of 5, 10 and 15% increase in sales each year.  After reviewing the results produced with the different growth scenarios, we considered the 5% level to be the most realistic and certainly the most conservative.

3.
We note from your responses to prior comment 11 and 13 that you are accounting for Pharma Technology under the equity method of accounting.  Given this please tell us why it is appropriate to record an intangible asset of $4,187,515 that relates to assets held by the joint venture.

Pharma Tech is a joint venture which is accounted for on the books of BioPharma using the equity method.  The $4,187,155 intangible asset recorded by Wound Management Technologies, Inc. (the “Company”) does not relate to the assets held by the joint venture.  The Company acquired BioPharma Technology.  One of the principle reasons for the acquisition was that the management of BioPharma had relationships and contacts with A&Z Pharmaceutical and was willing to assist us to expand and further develop our marketing.  The intangible asset referred to as “marketing contacts” relates to our acquisition of BioPharma.  It does not relate to assets held by the Pharma Tech joint venture.

Form 10-Q for the quarter ended March 31, 2010

Note 8 – Stockholder’s Equity, page 8

1.
We note your response to prior comment 14.  We note that you used a 40% discount from the closing price of your common stock in determining the fair value of the shares you issued to settle your debt with CFH.  Clearly explain how this discount was determined and how such a discount is consistent with GAAP.  Additionally please explain to us how the settlement amount with CFH of $.45 per share was determined.

During the negotiations for the debt settlement with CFH, it was clear that the quoted market price did not reflect the fair value of our restricted stock being issued.  The shares issued were actually negotiated based on what the both parties considered reasonable value of the stock and management determined that a 40% discount was appropriate, which resulted in a loss on the debt settlement being recorded.  We considered the examples in ASC Topic 820 where there is an example that considers the impact on value if the stock has sales restrictions.  We also make reference to the comment 1 above, which discusses the price impact of large blocks of shares in relation to the low trading volumes in our stock.

We have attempted to respond to your inquiries with adequate information and sufficient detail needed to support our answers when necessary.  If we have not provided enough information on a particular issue or if you have additional comments after reviewing our responses, please let us know and we will furnish any additional information needed.  Our contact information is listed at the beginning of this letter.

Furthermore, in connection with responding to your comments, we acknowledge and understand the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s:/Scott A. Haire
Scott A. Haire
Chief Executive Officer

SAH:reo